Exhibit 99.1

Cheetah Mobile Acquires MobPartner for US$58 Million
To Create a Leading Global Mobile Ad Platform

BEIJING, China, MARCH 16, 2015 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile Internet company that provides mission critical applications to help make the Internet and mobile experience speedier, simpler, and safer for users worldwide, today announced that it has reached a definitive agreement to acquire the entire equity interest in MobPartner, a global mobile advertising company, for a total consideration of approximately US$58 million, subject to closing and other adjustments, payable in cash and stock. The transaction is subject to customary closing conditions.

“Our mission is to provide the best apps for mobile users globally as well as the best mobile advertising solutions for advertisers and publishers worldwide. Over the past three years, we have delivered the best mission critical apps to mobile users significantly improving their mobile experiences. Today, more than 340 million people use our apps worldwide on a monthly basis. While we have also made significant progress in building a global mobile advertising platform, we are only getting started,” said Sheng Fu, Chief Executive Officer of Cheetah Mobile. “The acquisition of MobPartner will further enhance Cheetah Mobile’s expertise in mobile advertising and together we will be building one of the world’s leading mobile advertising platforms.”

MobPartner offers innovative performance-based mobile marketing products for advertisers and monetization solutions with higher eCPM for publishers. Working with more than 1,500 campaigns in 200 countries and more than 10,000 publishers worldwide, MobPartner has built a leading mobile marketing company, reaching more than 200 million mobile users and delivering more than 18 billion impressions per month.

“We are impressed by MobPartner’s entrepreneurial spirit and passion, and are excited to be working with them to build the best global mobile advertising platform,” stated Sheng Fu, Chief Executive Officer of Cheetah Mobile. “By combining MobPartner’s worldwide advertiser resources, leading mobile advertising technology, and expertise in the overseas mobile advertising market with Cheetah Mobile’s large and growing mobile audience, we will be able to provide better mobile advertising solutions around the globe. We believe this partnership will create enhanced value for our users, advertisers and publishers, and accelerate our global mobile monetization efforts.”

“We’ve long admired Cheetah Mobile as a trusted global partner,” stated Djamel Agaoua, the CEO of MobPartner. “A large reason for Cheetah Mobile’s success lies in their high quality products that are able to compete on a global scale, with 65% of their users coming from outside of China. Their top-tier products are developed and refined due to the intense competition present in China’s cutthroat mobile Internet market.”

Agaoua added, “We also share a common vision on how to maximize mobile advertising return on investment around the world and therefore this deal became a natural evolution and extension of our business. Cheetah Mobile enables us to strategically accelerate our growth by increasing both our traffic and product offerings. In addition, MobPartner enables Cheetah Mobile to accelerate its international expansion strategy.”

Upon completion of the proposed acquisition, MobPartner will become a wholly owned subsidiary of Cheetah Mobile, and Djamel Agaoua will continue to lead MobPartner as CEO and take on the role of Senior Vice President at Cheetah Mobile.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with approximately 340.7 million mobile monthly active users as of September 2014. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the Internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the second largest Internet security software provider in China by monthly active users as of September 2014, according to iUserTracker of iResearch, and the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads as of September 2014, according to App Annie.  The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and in-app application stores to provide multiple user traffic entry points and global content distribution channels for its advertisers.

About MobPartner

MobPartner is a mobile marketing company based in San Francisco, London, Paris and Beijing that offers mobile marketers sophisticated advertising and monetization solutions. Advertisers pay for measurable performance and publishers monetize with revenue generating and contextually relevant ad units offering high eCPMs. The company was founded in 2009 by Vianney Settini and Guillaume Alabert. MobPartner was recently named a Deloitte Technology Fast 50 company in France.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +8610 6292 7779

Email: IR@CMCM.com

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 417-5395

Email: IR@CMCM.com